                      INTERNATIONAL [LOGO] PAPER


                        Cover Page Photo No. 1


                        Cover Page Photo No. 2


                                UPDATE


                        Cover Page Photo No. 3


                        Cover Page Photo No. 4


                        Cover Page Photo No. 5


                          1994 MIDYEAR REPORT

FINANCIAL HIGHLIGHTS

(unaudited)                              1994                    1993
                                ----------------------  ----------------------
                                   Six                      Six
                                Months     Quarter       Months     Quarter
In millions, except per share    Ended  --------------    Ended  --------------
amounts                        June 30   First  Second  June 30   First  Second
                               -------  ------  ------  -------  ------  ------
Net Sales                       $7,047  $3,414  $3,633   $6,868  $3,362  $3,506
Operating Profit                   408     188     220      375     174     201
Earnings Before Income Taxes       245     111     134      223     101     122
Net Earnings                       159      72      87      141      64      77

Per Common Share
  Net Earnings                  $ 1.28  $  .58  $  .70   $ 1.14  $  .52  $  .62
  Cash Dividends                   .84     .42     .42      .84     .42     .42
  Book Value at June 30          50.62                    50.28


CONTENTS

Update and Outlook:

Mid-1994 Review.........................  1
Earnings................................  6
Balance Sheet...........................  7
Cash Flows..............................  8


CORPORATE OVERVIEW

International Paper is a global leader in the manufacture of printing and writing papers, industrial and consumer packaging, and forest products. These enterprises are complemented by a broad array of specialty products businesses and an extensive distribution capability, giving us the diversity we need to enhance the growth and stability of our earnings, achieve substantial economies of scale, and strengthen our presence in some of the fastest growing segments of our industry. With an unwavering focus on the needs of our customers, International Paper reaches markets in more than 130 countries from facilities in 27 nations.

                   Inside Front Cover Illustration A

INTERNATIONAL PAPER: THE BUSINESSES WE'RE IN

PRINTING PAPERS

International Paper is one of the world's largest producers of high-quality printing and writing papers. We serve growing markets for uncoated papers, specialty fine papers and nearly 100 different grades of recycled papers. We are leaders in the manufacture of coated papers used in magazines and catalogs; heavyweight papers used for folders, tags and tickets; and pulp for international markets. Our Springhill, Hammermill, Strathmore and Beckett brands rank among the most popular in the industry. International Paper's Aussedat Rey, Zanders and Kwidzyn subsidiaries are major producers of printing and writing papers in Europe.

PACKAGING

Our reputation for exceptional quality and innovative designs has helped International Paper become a leader in industrial and consumer packaging. Our operations in the U.S. and overseas make us one of the world's largest producers of containerboard and corrugated boxes, and the leading provider of agricultural packaging in Europe. Our kraft division offers the widest array of kraft paper and packaging in the industry. And our premium Everest line of bleached board is known for its superior quality and is used worldwide for folding cartons, liquid containers and food service products.

DISTRIBUTION

International Paper is a leading local, national and internatioal distributor of paper, industrial products and graphic arts supplies. ResourceNet International unites more than 260 strategically located regional distribution facilities in the U.S., Canada and Mexico. And our Aussedat Rey and Scaldia affiliates in France and the Netherlands give us broad exposure to the growing European marketplace. Our distribution business has built its success by delivering a wide range of products and superior customer service in a timely and economical manner.

SPECIALTY PRODUCTS

Because they share materials, processes or customers with other International Paper businesses, Specialty Products help us leverage the strengths and resources of our core enterprises. Our imaging products business serves the photography and graphic arts markets. Specialty panels produces siding, door facings, decorative surfaces, foam products and furniture components. Specialty industrial papers includes products used for laminating, tape and release applications such as pressure-sensitive labels. Veratec, our nonwovens producer, is a leading manufacturer of spunbond fabrics used in consumer disposable products. Arizona Chemical upgrades the natural byproducts of papermaking into specialty products. And our petroleum operations play an important role in our energy strategy.

FOREST PRODUCTS


International Paper owns or controls 6.1 million acres of U.S. forestlands, giving us one of the largest fiber bases in our industry. The sawlogs and pulpwood yielded by our forestry operations are used in our own plants and mills and sold to other companies. We are also the fourth largest U.S. producer of southern pine lumber, and we manufacture a broad range of panel and other wood products. We take very seriously our responsibility to maintain the health and vitality of the forests under our stewardship. The environmentally sound, scientifically based forest management techniques we practice help us ensure that our precious natural resources will be sustained and renewed for many generations to come.

CORPORATE RESPONSIBILITY

International Paper puts the safety of its employees, communities and environment first. We seek balanced solutions to environmental concerns, and we strive to reduce the environmental impact of our operations. We have met this challenge through responsible stewardship of our natural and industrial resources, through conservation of wildlife habitats and by making our forestlands available to the public for recreational and educational use. In the same spirit, we dedicate considerable resources to improving safety in our operations. Our constant focus on teamwork, technology and innovative thinking helps us fulfill those responsibilities in a way that satisfies the needs of our customers, the public, our employees, the environment and our shareholders.

UPDATE AND OUTLOOK: MID-1994 REVIEW

  The first half of 1994 saw steady improvement in International Paper's overall results. Sales for the period totaled $7.0 billion versus $6.9 billion during the first six months of 1993. Net earnings were $159 million, or $1.28 per share, up from $141 million and $1.14, respectively, one year ago.

  Although these increases are relatively modest, we believe that they represent the beginning of a fundamental turnaround in many of our key markets. As economic growth, worldwide demand, pricing trends and internal cost-cutting initiatives all gather strength during the second half of this year, we expect operating results to improve further.

  More specifically, expanding economies in the U.S. and Europe are likely to benefit many of our businesses. Over the next several years, for example, demand for most of our paper grades is expected to grow faster than our industry's capacity-expansion plans. This should lead to higher prices and, together with the cost-control measures we have implemented, increased company earnings over time. Similarly, continued strength in our fast-growing specialty products and distribution businesses should also contribute to higher earnings. Diverse markets, a strong balance sheet and prudent business strategies position us to take full advantage of the upturn in the economic cycle that is under way.

(Photo A)
Caption: Radiata pine, a high-quality, renewable fiber source, grows more rapidly than many other species. By increasing our ownership of Carter Holt Harvey from 16 percent to 24 percent in March, we realized a more substantial interest in radiata pine forests in New Zealand and broader participation in the growing markets of the Pacific Rim.

                                                                      UPDATE 1

PRINTING PAPERS

  While our Printing Papers businesses reported a loss during the first six months of 1994, operating results improved considerably on sales of $2.0 billion. First-half prices for uncoated papers declined slightly compared to a year ago, but sales began to improve late in the period in response to low merchant inventories and rising end-user demand. Prices of coated papers have stabilized, supported by greater U.S. demand, stronger order backlogs, and growth in the catalog and insert markets.

  We are especially encouraged by the improvement of our paper business in Europe, where pulp prices, paper product prices and sales volume have rebounded in response to the region's economic recovery. Our refurbished Saillat pulp mill in France is operating near full capacity, and capital improvements at the Kwidzyn paper mill in Poland have already had an impact on both quality and output.

  We are optimistic about the prospects for continued improvement in the printing papers markets during the second half of this year. Price increases for uncoated papers are being implemented domestically and further increases are expected in Europe. Over the longer term, we believe that margins in our uncoated papers business will expand when our new paper machine and wastepaper deinking facility begin operations next year at our Riverdale mill in Alabama. This new system will help us reduce costs substantially, enhance our ability to produce high-grade recycled papers and allow us to use other manufacturing assets more efficiently.

(Photo B)
Caption: Recycling has become a way of life in communities throughout America, and International Paper is pleased to provide markets for the nation's recyclable waste. Springhill Incentive 100 and Hammermill Unity printing papers are the first in the U.S. to contain 100 percent recycled fiber from old newspapers and magazines.

2 UPDATE

PACKAGING

  Stronger markets for containerboard helped boost sales in our Packaging operations to $1.6 billion. Demand for containerboard rose in response to strong domestic and export markets, enabling us to raise prices late in 1993 and again in the spring and summer of 1994. While bleached board prices declined compared to first-half 1993 levels, stronger global demand for consumer packaging should support higher prices in the months ahead.


  The outlook for our Packaging businesses is strong as we continue to develop premium products and solidify partnerships with key customers. To meet rising demand, we are adding a recycling plant and a lightweight containerboard machine to our mill in Mansfield, La. When construction is complete in 1996, the new machine will have an annual capacity of 400,000 tons, giving International Paper the widest selection of containerboard grades in the industry, including the fast-growing white-top and mottled-white grades.

  Finally, we recently announced plans to increase our penetration of the important aseptic packaging market. Construction of a new facility in Lyons, France, and expansion of our Raleigh, N.C., plant will help us strengthen our position as a manufacturer of aseptic packaging, which keeps juice and other perishable beverages fresh without refrigeration.

(Photo C)
Caption: Aggressive product development is leading to a number of new products that provide innovative solutions to customers' needs. Among them is Triton, a degradable paperboard beverage ring carrier that is an efficient, printable and environmentally friendly alternative to traditional plastic rings.

                                                                       UPDATE 3

DISTRIBUTION

  Distribution earnings for the first half of 1994 grew slightly compared to year-ago results on sales of $1.6 billion. This improvement can be attributed to better business conditions in our U.S. and European markets.

  Greater demand and higher prices for printing papers should boost Distribution sales further in the months ahead. Moreover, we believe that results will continue to improve as we complete the process of integrating our various regional operations into one North American system, ResourceNet International, and achieve the economies of scale that a more coordinated organization should produce. Moreover, this structure will enable us to enhance service and strengthen relationships with customers in new and existing markets.

SPECIALTY PRODUCTS

  Buoyed by sales of $1.3 billion during the first half of this year, operating earnings in our Specialty Products businesses exceeded those of the same period last year.

  Our specialty panels business led the group in sales growth and operating profits, supported by the ongoing success of CraftMaster door facings and robust sales of decorative products. To meet rising demand, a new door facings line at our Laurel, Miss., plant is scheduled for completion next year. Profits from our imaging products businesses are also ahead of last year's first-half levels, due primarily to upgraded products and lower manufacturing costs.

  We expect Specialty Products to achieve record sales and earnings for full-year 1994. Looking forward, several major projects are under way that will drive growth in these businesses. A rebuilt paper

(Photo D)
Caption: To be a leader in today's global economy, it is no longer enough to reach markets in just one nation. Our 1994 acquisition of Mexican paper distributors Ogi Papel and Papelera Kif has helped us expand our position in paper distribution throughout North America.

4 UPDATE
machine in our Kaukauna, Wis., specialty industrial papers mill will meet rising demand for backing papers for pressure-sensitive labels. A second spunbond line in Toronto, Canada, will help us increase capacity, improve quality and reduce costs for light- to medium-weight nonwovens. In addition, higher commodity prices in our chemicals and petroleum operations should lead to higher earnings in those businesses as well.

FOREST PRODUCTS

  Steady demand for curtailed supplies of stumpage and wood products helped Forest Products produce operating profits only slightly below the record pace set during the first half of 1993. Sales rose to $870 million as building activity remained strong in response to still-low interest rates and improved consumer confidence. Despite some moderation in the second quarter of 1994, overall pricing levels for stumpage and wood products remained high.

  Due in part to higher prices for conventional wood products, which have been affected by logging restrictions on federal lands in the Pacific Northwest, demand for engineered wood products such as oriented strand board (OSB) has increased substantially. To satisfy this growing need, we are building a new OSB plant in the southern U.S. that will more than double our manufacturing capacity.

  We expect Forest Products to have another good year in 1994. Our harvest and wood products volumes over the next six months should match first-half levels in a favorable pricing environment.

(Photo E)
Caption: Modern technology has rendered obsolete many glue-applied, "lick and stick" labels and envelopes. As a leading manufacturer of the backing papers used in pressure-sensitive adhesive products, International Paper is well positioned to capture a larger share of this growing market.

(Photo F)
Caption: Our forestlands provide more than wood fiber for our business operations; they are also home to a wide variety of wildlife. We are proud to have received the National Wild Turkey Federation's first Industrial Forestry Award in recognition of our wildlife preservation programs in company-owned forests.

                                                                       UPDATE 5

CONSOLIDATED STATEMENT OF EARNINGS

(unaudited)                                      Six Months Ended    Year Ended
                                                          June 30   December 31
In millions-except per share amounts                1994     1993          1993
                                                    ----     ----          ----
Net Sales                                         $7,047   $6,868       $13,685
                                                  ------   ------       -------
Costs and Expenses
  Cost of products sold                            5,277    5,162        10,191
  Depreciation and amortization                      453      448           898
  Distribution expenses                              329      319           634
  Selling and administrative expenses                502      484           999
  Taxes other than payroll and income taxes           78       80           153
                                                  ------   ------       -------
Total Costs and Expenses                           6,639    6,493        12,875
                                                  ------   ------       -------
Earnings Before Interest and Income Taxes            408      375           810
  Interest expense, net                              163      152           310
                                                  ------   ------       -------
Earnings Before Income Taxes                         245      223           500
  Provision for income taxes                          86       82           211
                                                  ------   ------       -------
Net Earnings                                      $  159   $  141       $   289
                                                  ------   ------       -------
Earnings per Common Share                         $ 1.28   $ 1.14       $  2.34
                                                  ------   ------       -------
Average Shares of Common
  Stock Outstanding                                124.4    123.0         123.2
                                                  ------   ------       -------

6 UPDATE

CONSOLIDATED BALANCE SHEET

(unaudited)                                            June 30      December 31
In millions                                               1994             1993
                                                          ----             ----
Assets
Current Assets
  Cash and temporary investments                       $   193          $   242
  Accounts and notes receivable, net                     2,098            1,856
  Inventories                                            2,072            2,024
  Other current assets                                     274              279
                                                       -------          -------
Total Current Assets                                     4,637            4,401
Plants, Properties and Equipment, Net                    8,909            8,872
Forestlands                                                796              786
Investments                                                975              631
Goodwill                                                   763              754

Deferred Charges and Other Assets                        1,295            1,187
                                                       -------          -------
Total Assets                                           $17,375          $16,631
                                                       -------          -------
Liabilities and Common Shareholders' Equity
Current Liabilities
  Notes payable and current maturities of
    long-term debt                                     $ 2,371          $ 2,089
  Accounts payable and accrued liabilities               1,871            1,920
                                                       -------          -------
Total Current Liabilities                                4,242            4,009
Long-Term Debt                                           3,981            3,601
Deferred Income Taxes                                    1,643            1,614
Minority Interest and Other Liabilities                  1,195            1,182
Common Shareholders' Equity                              6,314            6,225
                                                       -------          -------
Total Liabilities and Common Shareholders'
  Equity                                               $17,375          $16,631
                                                       -------          -------

                                                                       UPDATE 7

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited)                                    Six Months Ended      Year Ended
                                                        June 30     December 31
In millions                                      1994      1993            1993
                                                 ----      ----            ----
Operating Activities
  Net earnings                                $   159     $ 141         $   289
  Noncash items
    Depreciation and amortization                 453       448             898
    Deferred income taxes                           7         2              54
    Other, net                                    (21)      (18)            (22)
  Net change in current assets and liabilities   (279)     (284)           (238)
                                              -------     -----         -------
Cash Provided by Operations                       319       289             981
                                              -------     -----         -------
Investment Activities
  Invested in capital projects                   (418)     (373)           (954)
  Mergers and acquisitions                                  (21)            (35)
  Investments in affiliated companies            (299)                       (9)
  Other                                           (60)      (28)           (124)
                                              -------     -----         -------
Cash Used for Investment Activities              (777)     (422)         (1,122)
                                              -------     -----         -------
Financing Activities
  Issuance of common stock                         52        38              60
  Issuance of debt                              1,150       430           1,276
  Reduction of debt                              (521)     (161)         (1,016)
  Dividends paid                                 (105)     (103)           (208)
  Other                                          (169)      (23)             51

                                              -------     -----         -------
Cash Provided by Financing Activities             407       181             163
                                              -------     -----         -------
Effect of Exchange Rate Changes on Cash             2        (1)             (5)
                                              -------     -----         -------
Change in Cash and Temporary Investments          (49)       47              17
Cash and Temporary Investments
  Beginning of the period                         242       225             225
                                              -------     -----         -------
  End of the period                           $   193     $ 272         $   242
                                              -------     -----         -------

COMPANY INFORMATION

Transfer Agent

For services regarding your account such as change of address, lost certificates or dividend checks, change in registered ownership, or the dividend reinvestment program, write or call:

Chemical Bank
Shareholder Services
450 West 33rd Street
New York, New York 10001
800-678-8715

Stock Exchange Listings

Common shares (symbol: IP) are traded on the following exchanges: New York, Basel, Geneva, Lausanne, Zurich and Amsterdam.

Reports and Publications

Additional copies of this report, annual and environmental reports, SEC filings and other publications are available by calling or writing to the investor relations department at corporate headquarters.

Current financial information, position statements and general information about International Paper are available by facsimile by calling 800-851-4FAX. This service is available on a 24-hour basis.

Investor Relations

Investors desiring further information about International Paper should contact the investor relations department at corporate headquarters, 914-397-1625.

8 UPDATE

                            Two Manhattanville Road
                           Purchase, New York 10577
                                 914-397-1500

                          INTERNATIONAL [LOGO] PAPER

                    APPENDIX FOR GRAPHIC AND IMAGE MATERIAL

     Pursuant to Rule 304 of Regulation S-T, the following table presents fair and accurate narrative descriptions of graphic and image material omitted from this EDGAR filing due to ASCII-incompatibility and cross-references this material to the location of each occurrence in the text.

    DESCRIPTION OF OMITTED                         LOCATION OF GRAPHIC
       GRAPHIC OR IMAGE                             OR IMAGE IN TEXT
   ------------------------                       ---------------------

An icon representing the Printing Papers          Cover Page Photo No. 1
  segment.

An icon representing the Packaging segment.       Cover Page Photo No. 2

An icon representing the Distribution segment.    Cover Page Photo No. 3

An icon representing the Specialty Products       Cover Page Photo No. 4
  segment.

An icon representing the Forest Products          Cover Page Photo No. 5
  segment.

An illustration representing International        Inside Front Cover Illus-
  Paper's various businesses as described in        tration
  the text titled "International Paper: The
  Businesses We're In".

An illustration of a radiata pine tree.           Photo "A" Page 1 UPDATE

A photograph of a bundle of recyclable waste      Photo "B" Page 2 UPDATE
  (newspapers and magazines) and reams of the 100 percent recycled papers that Interna-tional Paper manufactures.

A photograph of a paperboard six-pack beverage    Photo "C" Page 3 UPDATE
  ring carrier.

A photograph of a person pushing a dolly on       Photo "D" Page 4 UPDATE
  which various products are stacked, with the Mexican flag in the background.

A photograph of an envelope showing the use of    Photo "E" Page 5 UPDATE
  pressure-sensitive labels in a traditional
  "lick-and-stick" adhesive application.

An illustration of a wild turkey.                 Photo "F" Page 5 UPDATE